Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Canada Revenue Agency Appeals Tax Court of Canada Decision

Saskatoon, Saskatchewan, Canada, October 26, 2018    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) received notification that the Canada Revenue Agency (CRA) has filed an appeal with the Federal Court of Appeal regarding the Tax Court of Canada (Tax Court) decision of September 26, 2018 which found in favour of Cameco for tax years 2003, 2005 and 2006.

“We are disappointed that the CRA has taken this action after such a clear and decisive ruling from the Tax Court,” said Tim Gitzel, Cameco’s president and CEO. “We will continue through the appeal process and expect the appeal to be decided in our favour as well.

“We are pleased that the CRA did not appeal Justice Owen’s decision that sham does not apply,” Gitzel said. “We do not agree with their remaining grounds for appeal. We hope to have a reasoned discussion with the CRA to see if we can reach a resolution for all years based on the principles laid out in the ruling.”

Cameco estimates it would take about two years for the Federal Court of Appeal to hear and decide the matter.

Decisions of the Federal Court of Appeal may be appealed to the Supreme Court of Canada, but only if the Supreme Court agrees to hear the appeal. If an appeal to the Supreme Court is pursued, Cameco estimates that a further two years would be required to receive a decision.

Despite CRA’s appeal, Cameco will be making an application to the court to recover substantial costs incurred over the course of this case. The actual cost award will be at the discretion of the Tax Court.

The Tax Court decision and CRA appeal apply only to the 2003, 2005 and 2006 tax years, which were the subject of the original court case. We expect any further actions regarding subsequent tax years that have been reassessed (2007 through 2012) will be suspended until the first three years are finally resolved. The tax years 2013 and beyond have not yet been reassessed, and it is uncertain what audit approach the CRA will take. This development will be discussed further in our upcoming quarterly report and conference call on November 2, 2018.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our intention to continue through the appeal process, our expectation the appeal will be decided in our favour, the timing for various steps in the appeals process and our expectation that any further actions with CRA regarding other tax years will be suspended until the first three years are finally resolved. Material risks that could lead to different results include unexpected developments in the appeals process, timing delays, or CRA taking a different approach to subsequent tax years than we expect. In presenting this forward-looking information, we have made assumptions which may prove incorrect about the appeals process and its timing, and CRA’s approach to subsequent tax years. Please see our most recent management’s discussion and analysis for discussion of additional risks and assumptions. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:	Rachelle Girard	306-956-6403
Media inquiries:	Carey Hyndman	306-956-6317